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                                                                  April 27, 2000

Dear Fellow Shareholders:

    We are pleased to inform you that on April 16, 2000, Acsys, Inc. (the "Company") entered into a Merger Agreement (the "Merger Agreement") with Tiberia B.V., a company organized under the laws of the Netherlands ("Parent"), Vedior N.V., a company organized under the laws of the Netherlands ("Vedior"), Platform Purchaser Inc., a Georgia corporation and an affiliate of Vedior (the "Purchaser"), and Select Appointments North America Inc., a Delaware corporation and wholly owned indirect subsidiary of Vedior, pursuant to which the Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, no par value per share (the "Common Stock"), together with the associated series A junior participating preferred stock purchase rights issued pursuant to the Shareholder Protection Rights Agreement, dated June 20, 1999, between the Company and SunTrust Bank, Atlanta, as Rights Agent, as amended by the Amendment No. 1 thereto, dated
April 16, 2000 (together with the Common Stock, the "Shares"), for $5.00 per Share in cash. Immediately prior to the initial purchase of Shares in the Offer, the Purchaser will become a wholly owned subsidiary of Parent and Parent will become an affiliate of Vedior. Under the Merger Agreement and subject to the terms thereof, following the Offer, the Purchaser will be merged with and into the Company (the "Merger") and all Shares not purchased in the Offer (other than Shares owned by Parent, Vedior, the Company or any subsidiary of Parent or the Company, and by shareholders, if any, who exercise their statutory dissenters' rights under Georgia law) will be converted into the right to receive $5.00 per Share in cash. Following the Merger, the Company will be a subsidiary of Parent.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (1) DETERMINED THAT THE OFFER AND THE MERGER ARE IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY AND
(2) ADOPTED AND APPROVED THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Company's Board gave careful consideration to a number of factors described in the attached Schedule 14D-9, which has been filed today with the Securities and Exchange Commission, including, among other things, the opinion, dated April 16, 2000, of Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor, to the effect that, as of such date, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair to such shareholders from a financial point of view. In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated April 27, 2000, of the Purchaser, together with related materials, including a Letter of Transmittal to be used by you to tender your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                          Sincerely,

                                          /s/ David C. Cooper

                                          David C. Cooper
                                          Chairman of the Board and
                                          Chief Executive Officer